News from
Buckeye

FOR IMMEDIATE RELEASE
                                                    Contacts:   Steve Dean
Vice President
and Chief Financial Officer
901-320-8352
Chad Foreman
Investor Relations Manager
901-320-8828
Website: www.bkitech.com

BUCKEYE ANNOUNCES INTENTION TO SELL LUMBERTON FIBERLINE OPERATIONS AND FACILITY

MEMPHIS, TN January 23, 2007 - Buckeye Technologies Inc. (NYSE:BKI) today announced its intention to sell its Fiberline operation located in Lumberton, North Carolina. Buckeye Lumberton entered the bleached cotton fiber market in September of 2001 with state of the art equipment and technology utilizing a batch bleaching process to treat a variety of cotton fibers. Bleached cotton fibers are used in personal care, cosmetic and pharmaceutical products around the world and are gaining acceptance in nonwoven applications. The Lumberton operation has the capacity to produce 8,000 metric tons of fiber annually and is currently operating at about 90% capacity with annual sales revenue of approximately $14 million.

Buckeye Chairman John B. Crowe commented, “When Buckeye Technologies entered the bleached cotton fiber market in 2001, the new manufacturing line at the Lumberton site complemented the existing cotton linter fibers operation.  In August of 2003, we consolidated the Lumberton cotton linter fibers operation into our Memphis facility due to the decline in demand for cotton content printing and writing papers. Since 2003, the Lumberton team has made the necessary modifications to manufacturing costs and product mix to become a profitable, growing and labor efficient stand alone operation. However, with the closure of the cotton linter fibers operation, Buckeye Lumberton is no longer a strategic component of our future plans and we believe it could provide a strategic growth opportunity for the right owner.  If a suitable sales arrangement is not found, we intend to continue to operate and optimize Buckeye Lumberton.”

Buckeye has retained Morgan Keegan and Company, Inc. as its exclusive financial advisor in connection with the possible sale of Buckeye Lumberton Inc. Interested parties should contact Morgan Keegan and Company at (901) 529-3713.

Buckeye, a leading manufacturer and marketer of specialty fibers and nonwoven materials, is headquartered in Memphis, Tennessee, USA.  The Company currently operates facilities in the United States, Germany, Canada, and Brazil.  Its products are sold worldwide to makers of consumer and industrial goods.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting the Company’s operations, financing, markets, products, services and prices, and other factors.  For further information on factors which could impact the Company and the statements contained herein, please refer to public filings with the Securities and Exchange Commission.